SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


--------------------------------------------------------------------------------


                                  SCHEDULE 13D
                                 (RULE 13D-101)

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. __)

                                 RCN CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          COMMON STOCK, $1.00 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    7493 6101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                   c/o Hicks, Muse, Tate & Furst Incorporated
                         200 Crescent Court, Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)



                                  April 7, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].




                         (Continued on following pages)

E:\DATA\26\52626\0591\2205\8SCHRCN1.DOC

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 2 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              MR. THOMAS O. HICKS
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             N/A
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------- -------------------------------------------------------------------------------------------------------------

                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          IN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 3 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 RCN PARTNERS

--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**

                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**

--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**

--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                                   [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.

-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 4 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 RCN QUALIFIED FUND, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                                    [ ]
--------- -------------------------------------------------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.



-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 5 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 RCN PRIVATE FUND, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                             [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 6 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HM4 RCN COINVESTORS, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO

--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                             [ ]


--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                          [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 7 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE GP PARTNERS IV, L.P.
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                            [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          PN
--------- -------------------------------------------------------------------------------------------------------------

*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES
     OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

**   ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK
     BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.


-------------------------------------------------                     -------------------------------------------------
CUSIP No. 7493 6101                                      13D                                             Page 8 of 24
-------------------------------------------------                     -------------------------------------------------

--------- -------------------------------------------------------------------------------------------------------------
1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)

              HICKS, MUSE FUND IV LLC
--------- -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                        (a) [ ]
                                                                                        (b) [X]

--------- -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------- -------------------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS
             OO
--------- -------------------------------------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                                               [ ]

--------- -------------------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          TEXAS
--------- -------------------------------------------------------------------------------------------------------------
                                             7       SOLE VOTING POWER
                 NUMBER OF
                  SHARES
               BENEFICIALLY
                 OWNED BY
                   EACH
                 REPORTING
                  PERSON
                   WITH
                                             ------- ------------------------------------------------------------------
                                             8       SHARED VOTING POWER

                                                     6,410,256**
                                             ------- ------------------------------------------------------------------
                                             9       SOLE DISPOSITIVE POWER


                                             ------- ------------------------------------------------------------------
                                             10      SHARED DISPOSITIVE POWER

                                                     6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,410,256**
--------- -------------------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
          EXCLUDES CERTAIN SHARES                                                              [ ]

--------- -------------------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

          8.7%**
--------- -------------------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          OO
--------- -------------------------------------------------------------------------------------------------------------


*    THE REPORTING PERSON EXPRESSLY DISCLAIMS (I) THE EXISTENCE OF ANY GROUP AND
     (II) BENEFICIAL OWNERSHIP WITH RESPECT TO ANY SHARES OTHER THAN THE SHARES OWNED OF RECORD BY SUCH REPORTING PERSON. SEE ITEM 5.

** ASSUMING CONVERSION OF ALL SERIES A 7% SENIOR CONVERTIBLE PREFERRED STOCK BENEFICIALLY OWNED BY SUCH REPORTING PERSON. SEE ITEM 6.

ITEM 1.           SECURITY AND ISSUER

                  The title of the class of equity securities of RCN Corporation, a Delaware corporation (the "Company"), to which this Statement on
Schedule 13D (this "Statement") relates is the common stock, par value $1.00 per share (the "Common Stock"), of the Company. The address of the principal executive officers of the Company is 105 Carnegie Center, Princeton, New Jersey 08540-6215.

ITEM 2.           IDENTITY AND BACKGROUND

         (a)     Name of Person(s) Filing this Statement (the "Filing Parties"):

                  Mr. Thomas O. Hicks
                  HM4 RCN Partners, a Texas partnership ("RCN Partners")
                  HM4 RCN Qualified Fund, L.P., a Texas limited partnership ("RCN Qualified Fund") HM4 RCN Private Fund, L.P. a Texas limited partnership ("RCN Private Fund") HM4 RCN Coinvestors, L.P. a Texas limited partnership ("RCN Coinvestors") Hicks, Muse GP Partners IV, L.P., a Texas limited partnership ("HM Partners") Hicks, Muse Fund IV, LLC, a Texas limited liability company ("Fund IV LLC")

         (b) - (c)

                  Mr. Thomas O. Hicks

                  Mr. Thomas O. Hicks is a partner of Hicks, Muse, Tate & Furst Incorporated ("Hicks, Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. Mr. Hicks is also the sole member and sole manager of Fund IV LLC, the sole general partner of HM Partners, the sole general partner of each of RCN Qualified Fund, RCN Private Fund and RCN Coinvestors, the partners of RCN Partners. The business address of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

                  RCN Partners

                  RCN Partners is a Texas partnership formed to invest in the Series A 7% Senior Convertible Preferred Stock of the Company (the "Preferred Stock"). The business address of RCN Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to each of RCN Qualified Fund, RCN Private Fund and RCN Coinvestors, the partners of RCN Partners, is set forth below.

                  RCN Qualified Fund

                  RCN Qualified Fund is a Texas limited partnership, the principal business of which is serving as a partner of RCN Partners. The business address of RCN Qualified Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to

Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of RCN Qualified Fund, is set forth below.

                  RCN Private Fund

                  RCN Private Fund is a Texas limited partnership, the principal business of which is serving as a partner of RCN Partners. The principal business address of RCN Private Fund, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of RCN Private Fund, is set forth below.

                  RCN Coinvestors

                  RCN Coinvestors is a Texas limited partnership, the principal business of which is serving as a partner of RCN Partners. The business address of RCN Coinvestors, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to HM Partners, the sole general partner of RCN Coinvestors, is set forth below.

                  HM Partners

                  HM Partners is a Texas limited partnership, the principal business of which is serving as the sole general partner in various limited partnership whose principal business is to serve as partners in various investment partnerships. The business address of HM Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of HM Partners, is set forth below.

                  Fund IV LLC

                  Fund IV LLC is a Texas limited liability company, the principal business of which is serving as the sole general partner in various limited partnership whose principal business is to serve as partners in various investment partnerships. The business address of Fund IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Fund IV LLC, is set forth above.

                  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

                  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As more fully described in Item 6 below, on April 7, 1999, RCN Partners purchased an aggregate of 250,000 shares of Preferred Stock for a purchase price of $250,000,000. The funds RCN Partners utilized for this purpose were provided by capital contributions to RCN Partners from RCN Qualified Fund, RCN Private Fund and RCN Coinvestors; each of RCN Qualified Fund, RCN Private Fund and RCN Coinvestors obtained such funds from capital contributions provided by their respective limited partners and HM Partners; HM Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC; Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM 4.           PURPOSE OF TRANSACTION

                  The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Company for investment purposes. The Reporting Persons intend to review continuously their position in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

                  In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

                  Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.           INTEREST IN SECURITIES OF ISSUER

                  (a) (1) Assuming conversion of all Preferred Stock owned of record by RCN Partners, RCN Partners is the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (2) Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in its capacity as a partner of RCN Partners, RCN Qualified Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (3)Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in its capacity as a partner of RCN Partners, RCN Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (4) Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in its capacity as a partner of RCN Partners, RCN Coinvestors may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (5) Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in its capacity as the sole general partner of each of RCN Qualified Fund, RCN Private Fund and RCN Coinvestors, HM Partners may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (6) Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in its capacity as the sole partner of HM Partners, Fund IV LLC may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock.

                           (7) Assuming conversion of all Preferred Stock owned
of record by RCN Partners, in his capacity as the sole member of Fund IV LLC, Mr. Thomas O. Hicks may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 6,410,256 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 66,522,888 shares of Common Stock outstanding, represents approximately 8.7% of the outstanding shares of Common Stock. Mr. Hicks expressly disclaims beneficial ownership with respect to any shares of Common Stock not owned of record by him.

                  (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

                  (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

                  (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock beneficially owned by RCN Qualified Fund, RCN Private Fund and RCN Coinvestors described in (a) and (b) above is governed by the limited partnership agreements of each such entities, and such dividends or proceeds may be distributed with respect to numerous general and limited partnership interests.

                  ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO THE ISSUER.

                  The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

                  Stock Purchase Agreement

                  Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of March 18, 1999 between the Company and HMTF Live Wire Investors LLC ("HMTF Live Wire"), as amended by amendment No. 1 thereto, dated as of April 7, 1999 among RCN Corporation, HMTF Live Wire and RCN Partners (the "Amendment"; the Stock Purchase Agreement, as amended, the "Amended Stock Purchase Agreement"), the Company agreed to sell to HMTF Live Wire, and HMTF Live Wire agreed to purchase from the Company, 250,000 shares of the Preferred Stock for a purchase price of $250,000,000.

                  As contemplated by the Stock Purchase Agreement and immediately prior to the issuance of the shares of Preferred Stock at the Closing (as defined below), pursuant to an Assignment and Assumption Agreement, HMTF Live Wire assigned all of its right, title and interest, in, to and under the Stock Purchase Agreement to RCN Partners. On April 7, 1999, pursuant to the Amended Stock Purchase Agreement, the Company sold the shares of Preferred Stock to RCN Partners (the "Closing").

                  The Amended Stock Purchase Agreement provides, among other things, that RCN Partners is entitled to designate for election to the Board of Directors of the Company one person, for so long as RCN Partners owns either (i) 50% or more of the shares of Preferred Stock, (ii) an amount of Common Stock issued upon conversion of 50% or more of the shares of Preferred Stock under the Certificate of Designations, Preferences and Rights of Series A 7% Senior Convertible Preferred Stock (the "Certificate of Designations") or (iii) any combination of shares of Preferred Stock and Common Stock issued upon conversion of 50% or more of the shares of Preferred Stock, subject to suspension of such right at any time that the holders of Preferred Stock have the right to designate a person for election to the Board of Directors of the Company under the Certificate. Pursuant to this contractual right, RCN Partners has designated Michael J. Levitt, a partner of Hicks, Muse, for election to the Board of Directors of the Company. The foregoing description of the Amended Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement and Amendment, copies of which are filed herewith as Exhibits 10.1 and 10.2, respectively.

                  Registration Rights

                  Upon the Closing, certain registration rights of RCN Partners under the Amended Stock Purchase Agreement became effective. Pursuant to such provisions, the Company has agreed to effect four "demand" registrations at the request and expense of RCN Partners, provided that each such demand registration must be in respect of Registerable Securities (as defined below) with a fair market value of at least $50,000,000 (or, in respect of all remaining

Registrable Securities, $5,000,000). In addition, RCN Partners has certain piggyback registration rights in connection with registrations by the Company under the Securities Act of 1933 (the "Securities Act").

                  "Registerable Securities" means (a) the Preferred Stock and
(b) the shares of Common Stock issued upon conversion of the Preferred Stock, including any additional shares of Common Stock issued in connection with a stock split, stock dividend or similar event with respect to the Common Stock.

                  The foregoing description of the registration rights provisions of the Amended Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the registration rights provisions of the Amended Stock Purchase Agreement, a copy of which is filed as an exhibit to Exhibit 10.1.

                  Certificate of Designations

                  As contemplated by the Amended Stock Purchase Agreement, immediately prior to the Closing the Board of Directors of the Company approved and adopted the Certificate of Designations to create the series of Preferred Stock. Under the Certificate of Designations, any class or series of stock of the Company will be deemed to rank (i) prior to the Preferred Stock, if the holders of such class or series will be entitled by the terms thereof to receive dividends in preference or priority to the holders of Preferred Stock, (ii) on a parity with the Preferred Stock, if the holders of the Preferred Stock and the holders thereof will be entitled to receive dividends without preference or priority over one another and such class or series is not senior to the Preferred Stock and (iii) junior to the Preferred Stock, if such class or series is Common Stock or if the holders of the Preferred Stock will be entitled by the terms thereof to receive dividends in preference or priority to the holders of such class or series. Creation by the Company of securities senior to the Preferred Stock requires the vote of holders of a majority of the outstanding shares of Preferred Stock.

                  The holders of the Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, when and if declared by the Board of Directors of the Company, out of funds legally available for the payment of dividends, dividends at a rate per annum equal to seven percent (7%) of the Liquidation Preference per share, and an additional amount at a rate per annum equal to seven percent (7%) of all dividends and other amounts payable but which have not been paid with respect to each share of Preferred Stock. Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. The Company may pay accrued dividends (including accrued and unpaid dividends) and any other amounts accrued and unpaid on the Preferred Stock, at its election, in cash or shares of Preferred Stock.

                  The Preferred Stock will not be redeemable by the Company prior to March 31, 2003. On and after March 31, 2003, to the extent the Company has funds legally available for such payment, the Company may redeem at its option shares of Preferred Stock, at any time, at a redemption price equal to the Liquidation Preference plus any amounts accrued and unpaid on the Preferred Stock from the last dividend payment date to the date fixed for redemption, without interest. The Company will redeem (but only to the extent the Company shall have funds legally available therefor), on March 31, 2014, all outstanding shares of Preferred Stock, at a redemption price equal to the Liquidation Preference plus (i) an amount equal to (7%) of all dividends payable but which have not been paid with respect to each share of Preferred Stock and (ii) any amounts accrued and unpaid on the Preferred Stock from the last dividend payment date to such date.

                  The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all outstanding shares of Preferred Stock into fully paid and non-assessable shares of Common Stock. The number of shares of Common Stock deliverable upon such conversion (the "Conversion Ratio"), as of any date, shall be an amount equal to the sum of Liquidation Preference plus (i) an amount equal to (7%) of all dividends payable but which have not been paid with respect to each share of Preferred Stock and (ii) any amounts accrued and unpaid on the Preferred Stock, divided by $39.00, subject to adjustment as a result of Common Stock dividends, reclassifications, distributions or stock splits in connection with a merger or consolidation of the Company or otherwise.

                  Upon the occurrence of a "Change of Control" (as defined in the Certificate), the Company will be required, generally, to make an offer to each holder of shares of Preferred Stock to repurchase such holder's shares at a price per share equal to the Liquidation Preference, plus an amount equal to any amounts accrued and unpaid on the Preferred Stock from the last dividend payment date.

                  The holders of shares of Preferred Stock will not be entitled to any voting rights, provided that if six quarterly dividends or additional amounts payable on the Preferred Stock have not been paid in full or if the Company has failed to discharge its mandatory redemption obligation or its change of control obligation described above, the number of directors then constituting the Board of Directors of the Company will be increased by one and the holders of shares of Preferred Stock will be entitled to elect such additional director to serve on the Board of Directors. When all arrears in dividends and additional amounts payable on the shares of Preferred Stock then outstanding shall have been paid and dividends and additional amounts payable thereon for the current quarterly dividend period shall have been paid, or the Company shall have fulfilled its mandatory redemption obligation or change of change control obligation, then the right of the holders to elect such additional director will cease, and the term of office of any person elected as director by the holders will terminate and the number of the Board of Directors will be reduced accordingly.

                  "Liquidation Preference" means an amount equal to $1,000.00 per share of Preferred Stock.

                  The foregoing description of the Certificate of Designations is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as
Exhibit 10.3.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS



Exhibit 10.1: Stock Purchase Agreement dated as of March 18 1999 between RCN Corporation and HMTF Live Wire Investors, LLC relating to the purchase and sale of Series A 7% Senior Convertible Preferred Stock of RCN Corporation.

Exhibit 10.2: Amendment No. 1 to Stock Purchase Agreement dated as of April 7, 1999 among RCN Corporation, HMTF Live Wire Investors, LLC and HM4 RCN Partners.

Exhibit 10.3: Certificate of Designations, Preferences and Rights of Series A 7% Senior Convertible Preferred Stock

Exhibit 99.1:  Joint Filing Agreement among the parties regarding filing of
               Schedule 13D.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 1999                                             *
                                           -------------------------------------
                                           Thomas O. Hicks



                                           * By: /s/ Michael D. Salim
                                                 -------------------------------
                                                 Michael D. Salim,
                                                 Attorney-in-Fact

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



 April 19, 1999              HM4 RCN PARTNERS
 --------------
      Date                   By:    HM4 RCN Qualified Fund, L.P. its
                                    Managing General Partner

                             By:    HICKS, MUSE GP PARTNERS IV, L.P., its
                                    General Partner

                             By:    HICKS, MUSE FUND IV LLC, its General
                                    Partner

                                    By: /s/ Michael D. Salim
                                        ---------------------------------------
                                        Michael D. Salim,
                                        Chief Financial and Administrative
                                          Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



  April 19, 1999           HM4 RCN QUALIFIED FUND, L.P.
  --------------
       Date                By:    HICKS, MUSE GP PARTNERS IV, L.P.,
                                  its General Partner

                           By:    HICKS, MUSE FUND IV LLC, its General
                                  Partner

                                  By: /s/ Michael D. Salim
                                      -----------------------------------------
                                      Michael D. Salim,
                                      Chief Financial and Administrative
                                        Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 19, 1999                 HM4 RCN PRIVATE FUND, L.P.
--------------
     Date                      By:    HICKS, MUSE GP PARTNERS IV, L.P.,
                                       its General Partner

                               By:    HICKS, MUSE FUND IV LLC, its General
                                      Partner

                                      By: /s/ Michael D. Salim
                                          -------------------------------------
                                          Michael D. Salim,
                                          Chief Financial and Administrative
                                            Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 19, 1999                HM4 RCN COINVESTORS, L.P.
--------------
     Date                     By:    HICKS, MUSE GP PARTNERS IV, L.P., its
                                     General Partner

                              By:    HICKS, MUSE FUND IV LLC, its General
                                     Partner

                                     By: /s/ Michael D. Salim
                                         ---------------------------------------
                                         Michael D. Salim,
                                         Chief Financial and Administrative
                                           Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 19, 1999                HICKS, MUSE GP PARTNERS IV, L.P.
--------------
     Date                     By:    HICKS, MUSE FUND IV LLC, its General
                                     Partner

                                     By: /s/ Michael D. Salim
                                         ---------------------------------------
                                         Michael D. Salim,
                                         Chief Financial and Administrative
                                           Officer

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 19, 1999               HICKS, MUSE FUND IV LLC
--------------
     Date                    By: /s/ Michael D. Salim
                                 ---------------------------------------------
                                 Michael D. Salim, Chief Financial and
                                   Administrative Officer

                                  EXHIBIT INDEX


10.1 Stock Purchase Agreement dated as of March 18 1999 between RCN Corporation and HMTF Live Wire Investors LLC relating to the purchase and sale of Series A 7% Senior Convertible Preferred Stock of RCN Corporation.*

10.2 Amendment No. 1 to Stock Purchase Agreement dated as of April 7, 1999 among RCN Corporation, HMTF Live Wire Investors LLC and HM4 RCN Partners.*

10.3 Certificate of Designations, Preferences and rights of Series A 7% Senior Convertible Preferred Stock.*

99.1           Joint Filing Agreement among the parties regarding filing of
               Schedule 13D.*



------------------------------

*      Filed herewith.